VALUE PARTNERS, Ltd.
                          Suite 4660 West
                         2200 Ross Avenue
                       Dallas, Texas  75201



                         December 23, 1996

                        VIA REGISTERED MAIL
                     RETURN RECEIPT REQUESTED



Secretary
Telos Corporation
19886 Ashburn Road
Ashburn, VA  20147


    Re: Request for Call of Special Meeting of the Stockholders of the 12%
        Cumulative Exchangeable Redeemable Preferred Stock

Dear Sir or Madam:

    Value Partners, Ltd. ("VP") is the holder of record of 714,317 shares or 19.87% of the 12% Cumulative Exchangeable Redeemable Preferred Stock
(the "Exchangeable Preferred Stock") of Telos Corporation (the "Company"). Based upon the Company's Form 10-Q for the quarter ended September 30, 1996, no dividends have been paid on the Exchangeable Preferred Stock for the fiscal years 1992 through 1995 or for the nine months ended September 30, 1996. As you are aware, pursuant to the Company's Articles of Incorporation, as amended (the "Articles"), holders of the Exchangeable Preferred Stock are entitled to receive cumulative dividends at the annual rate of 12% ($1.20) per share. As noted in the Articles, "[d]ividends payable on shares of the Exchangeable Preferred Stock (whether payable in cash or in stock) shall be fully cumulative and SHALL ACCRUE (WHETHER OR NOT EARNED OR DECLARED), without interest, from the date of issuance of the Exchangeable Preferred Stock at the Effective Date." (Emphasis ours.) Consequently, the dividends payable on the Exchangeable Preferred Stock are in arrears and unpaid.

    The Articles further provide that if, at any time, dividends on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods, then the number of directors constituting the Board of Directors of the Company, without further action, shall be increased by up to two directors and the holders of the Exchangeable Preferred Stock shall have the exclusive right, voting separately as a class, to elect the directors of the Company to fill such newly created directorships, which directors shall be designated as "Class D" directors. These voting rights of the holders of the Exchangeable Preferred Stock continue until the Company has paid in full all accumulated dividends. Accordingly, there are now two vacancies on the Company's Board of Directors which may be filled by a vote of the Exchangeable Preferred Stock, the voting rights of which have vested pursuant to the terms of the Articles.

    As a holder of record of the Exchangeable Preferred Stock, VP hereby requests that the Secretary (or other proper officer) of the Company call a special meeting of the holders of the Exchangeable Preferred Stock of the Company on January 31, 1996 for the purpose of electing the two
Class D directors to the Company's Board of Directors. It is our preference that the meeting be held at the principal office of the Company and that at least 30 but not more than 40 days written notice be given to all holders of record of the Exchangeable Preferred Stock.

    If the Secretary of the Company fails to call, or cause to be called, such a special meeting within 30 days of the postmark of this letter, then as a holder of more than 10% of the Exchangeable Preferred Stock, VP hereby designates Value Partners, Ltd. as the holder of the Exchangeable Preferred Stock to call such a special meeting at the Company's expense, and VP hereby calls such meeting upon the following terms: (i) the special meeting of stockholders of the Exchangeable Preferred Stock shall be held on Friday, February 28, 1997 at 2:00 p.m. at the law offices of Elias, Matz, Tiernan & Herrick L.L.P., located at 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005; (ii) the Company shall provide 30 days written notice of the special meeting to all holders of the Exchangeable Preferred Stock; and (iii) voting shall be by proxy or ballot and not by voice vote.

    In connection therewith, as a stockholder entitled to vote at this special meeting, VP hereby requests that the Company make available to VP, its agents and counsel the stock books of the Company relating to the holders of the Exchangeable Preferred Stock on January 10, 1997 at 10:00
a.m.  Please provide a photocopy machine for this purpose.   Because the
Articles state that the meeting is to be at the expense of the Company, the cost to copy such list should also be a Company expense. In lieu of this visit, this request may be complied with by providing to VP a current list of all holders of the Exchangeable Preferred Stock on or before January 10, 1997.

    In addition, VP hereby nominates Mr. Julio E. Heurtematte, Jr. and Mr. Malcolm M. B. Sterrett to serve as the Class D directors (the "Nominees"). Neither of the Nominees is the beneficial owner of any shares of the Exchangeable Preferred Stock. Attached hereto as Exhibit A are the resumes of such nominees. Each such nominee has provided his written consent to serve as a Class D director, if elected. The consents are attached hereto
as Exhibit B.   Neither VP nor either of the nominees: (i) is an officer or director of the Company; (ii) has had any business relationship with the Company in the past fiscal year of the Company (other than as a holder of the Exchangeable Preferred Stock); (iii) is an adverse party to the Company in any material legal proceedings; (iv) has engaged in any material transaction with the Company during the Company's last fiscal year in which any of them had a direct or indirect material interest; (vi) has any known family relationship with any director or officer of the Company or with each other; (vii) is indebted to the Company; or (viii) has entered into any understanding or arrangement pursuant to which the nominees were
selected as such.   Please contact our counsel, named below, if further
information in this regard is required.   VP does not currently expect to
bring any other business before the special meeting.

    Enclosed also is Amendment No. 4 to VP's Schedule 13D, amended to reflect the tendering of this request.

    Your cooperation in this matter will be greatly appreciated. Our special counsel will contact Mr. Brownley shortly to discuss the arrangements to be made for the special meeting. VP does not view this request as a hostile act to acquire control of the Company and accordingly expects the Company to comply in good faith with the requirements of its Articles. Should you have any questions concerning this correspondence or wish to discuss any details of the request, please feel free to contact our special counsel, Timothy B. Matz, Esq. at (202) 347-0300.

                                      Sincerely,

                                      VALUE PARTNERS, LTD.


                                      By:  Fisher Ewing Partners

                                      By:  /S/TIMOTHY G. EWING
                                            Timothy G. Ewing, Partner



cc: Timothy B. Matz, Esq.

                             EXHIBIT A
                            RESUMES OF
                          MR. HEURTEMATTE
                                AND
                           MR. STERRETT

                     JULIO E. HEURTEMATTE, JR.
                     5028 LOWELL STREET, N.W.
                      WASHINGTON, D.C.  20016

                           (202)244-5686

*    Born October 24, 1935.  San Jose, Costa Rica.
*    Graduated from the United States Military Academy (1957)
* Graduate studies in Engineering Administration - The George Washington University (1957-1958)
*    Became United States Citizen in September, 1994.

1989-PRESENT            PRIVATE CONSULTANT
Consultant on International projects, international trade, and investments.
1963-1989         INTER-AMERICAN DEVELOPMENT BANK
     DEPUTY MANAGER FOR PROJECT ANALYSIS (1979-1989)
- Headed a sub-department of approximately 80 professionals (engineers, economists, and financial analysts) with an annual budget of over US$9.3 million in 1989. Responsible for the evaluation of 40 to 50 energy, infrastructure, industrial and credit projects yearly, resulting in annual loans between US$1.2 and 2.5 billion (60%-70% of Bank's total lending). Represented the Bank at numerous technical, financial and economic meetings worldwide, and conducted procurement seminars in the United States, Europe, Japan and Israel.
MEMBER, PENSION FUND INVESTMENT COMMITTEE (1979-1989), VICE CHAIRMAN (1987-
1989) RETIREE REPRESENTATIVE (1989-1992)
The Committee was created in 1979 to assume fiduciary responsibility and direct the investments of the Pension Fund (US$600 million in 1992). As a founding member of the Committee, participated in the design and implementation of a new investment policy that allocates the assets of the Fund in equities (U.S. and foreign), fixed income, and real estate, utilizing specialized managers in each of the asset categories.
Participated in the group that formulates and sets the strategic asset allocation policy. Chaired working groups responsible for the selection and dismissal of the equity and fixed income managers.
DIVISION CHIEF, FINANCIAL INSTITUTIONS (1975-1978)
- In charge of a group of 15 professionals. Responsible for the evaluation of development projects and programs which use specific banks or the banking system of a country as an intermediary to provide credit to private firms or individuals for productive projects.
ADVISOR TO THE PROJECT ANALYSIS DEPARTMENT (1973-1975)
- Conducted special studies related to the Bank's organization, systems, and the analysis of projects.
LOAN AREA CHIEF, OPERATIONS DEPARTMENT (1968-1973)
-    Supervised professional staff of 6-8 loan officers.  Responsible for the identification, programming, and negotiation of Bank's loans in Colombia, Ecuador, Venezuela, and English speaking Caribbean countries.
SPECIAL ASSISTANT TO THE EXECUTIVE VICE PRESIDENT (1965-1968)
The Executive Vice President is the Bank's Chief Operational Officer and Chairman of the Loan Committee.
- Reviewed the loan documents presented to the Loan Committee, analyzed policy papers and procedural Instructions, reviewed budgets, and coordinated staff meetings.
ENGINEER, PROJECT ANALYSIS DEPARTMENT (1963-1965)
-    Participated in the analysis of highway and water projects in various countries.
-    Organized the Bank's unit that deals with consulting engineering firms.
1958-1963               CONSULTING ENGINEER
Worked in New York City as a civil engineer for Tippetts-Abbett-McCarty-Stratton (TAMS) and the Leonard Wegman Company.
-    Participated in the design of various highway, railroad, and water projects.
-    Project engineer in charge of design of a section of Interstate Route
81 in the state of New York.
1987-1994             TRINITY COLLEGE (D.C.)
Member of the Board of Trustees.
Chairman of the Finance Committee, (1988-1994).

                      MALCOLM M. B. STERRETT
                       4516 WETHERILL ROAD
                     BETHESDA, MARYLAND  20816

                      (301) 229-8999  FAX (301) 229-8877

PERSONAL

     Date of Birth:  September 21, 1942

     Marital Status: Married, one child

EDUCATION

     Vanderbilt University School of Law, J.D., 1967

     The Hague Academy of International Law, 1966

     Princeton University, B.A., 1964

EMPLOYMENT

     Partner, Pepper Hamilton & Scheetz, Washington, D.C.  (1989-1993)

     My practice concentrated in the areas of transportation, health, and general administrative law.

     General Counsel, United States Department of Health and Human Services (1988-1989)

     Appointed by the President as the legal counsel for the Secretary.
     I was responsible for providing all legal services with respect to the programs, operations, and activities of the Department and for supervising a staff of over 500 lawyers in addition to other support personnel.

     Commissioner, Interstate Commerce Commission (1982-1988)

     Appointed by the President as a Republican member of the Commission.
     The ICC was charged with the responsibility for regulating interstate transportation by railroads and motor and water carriers. I also served as a Government Member of the Administrative Conference of the United States.

     Vice President and General Counsel, United States Railway Association (1980-1982)

     USRA was non-profit Federal Corporation established to administer the investment of public funds in Conrail and monitoring Conrail's performance. The Association also represented the Federal Government in the complex litigation stemming from the reorganization of the
     Northeast bankrupt railroads.   In addition to managing the litigation,
     my responsibilities included corporate affairs, Congressional relations, and the development of the Association's policy for the improvement of rail service in the Northeast.

     Staff Director and Counsel, U.S. Senate Committee on Commerce. Science and Transportation (1976-1980)
     Staff Counsel, U.S. Senate Committee on Commerce (1972-1976)

     As Staff Director, I was responsible for the development and administration of the staff which supported the Republican senators of the Committee in their legislative and oversight activities.
     As Counsel, I was the chief counsel to the Republican members in
     all areas of the Committee's jurisdiction.   My  responsibilities
     included legislative strategy and drafting, assisting senators during hearings, executive sessions, floor debate, and conferences, as well as communication with the House and numerous Executive departments and agencies.

     Attorney-Advisor, Interstate Commerce Commission (1967-1972)

     I provided legal services with regard to motor carrier and railroad regulation and served on the personal staff of one the Commissioners.
<


                             EXHIBIT B
                         CONSENTS TO SERVE

                         CONSENT TO SERVE



    The undersigned, a nominee of Value Partners, Ltd., does hereby provide this written consent to Telos Corporation (the "Company") and declares that he consents to being named in the Company's proxy statement as a nominee to be a Class D director and to serve as a Class D director of the Company if and when elected by the holders of the 12% Cumulative Exchangeable Redeemable Preferred Stock of the Company.

Dated:  December 12, 1996



                                      By:     /S/ JULIO E. HEURTEMATTE, JR.
                                      Name:   JULIO E. HEURTEMATTE, JR.

                         CONSENT TO SERVE



    The undersigned, a nominee of Value Partners, Ltd., does hereby provide this written consent to Telos Corporation (the "Company") and declares that he consents to being named in the Company's proxy statement as a nominee to be a Class D director and to serve as a Class D director of the Company if and when elected by the holders of the 12% Cumulative Exchangeable Redeemable Preferred Stock of the Company.

Dated:  December 20, 1996



                                      By:     /S/ MALCOLM M.B. STERRETT

                                      Name:   MALCOLM M. B. STERRETT